Mail Stop 3561

								May 9, 2006

Mr. Gary A. Simanson, President and CEO
Community Bankers Acquisition Corp.
717 King Street
Alexandria, Virginia 22314

      Re:	Community Bankers Acquisition Corp.
		Amendment No. 7 to Registration Statement on
Form S-1
		Filed May 2, 2006
      File No. 333-124240

Dear Mr. Simanson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note the statement on page 36 and in the risk factor on page
11
that "it is our intention to make liquidating distributions to our stockholders as soon as reasonably possible after distribution and, therefore, we do not intend to comply with those procedures [Section
280 of the Delaware General Corporation Law]." We note the requirements in Section 281(b) of Delaware General Corporation Law that a dissolved corporation which has not followed the procedures in
Section 280 shall adopt a plan of distribution to which the dissolved corporation "(i) shall pay or make reasonable provision to pay all claims and obligations ... (ii) shall make such provision as will be reasonably likely to be sufficient to provide compensation for any claim against the corporation which is the subject of a pending action, suit or proceeding to which the corporation is a party and
(iii) shall make such provision as will be reasonably likely to be sufficient to provide compensation for claims that have not been made known to the corporation ..., are likely to arise or to become known to the corporation ... within 10 years after the date of dissolution." Please provide us with a legal analysis as to how the company will comply with Section 281(b) and disclose in the prospectus the procedures that the company will undertake to comply.
Also, revise the disclosure throughout the prospectus to include the effect that this provision will have upon the stockholders` rights to receive their portion of the trust in the event of liquidation.
In
addition, please include a discussion as to how the funds held in trust could be subject to a bankruptcy proceeding by the company.
2. We note the disclosure in exhibit 10.1 and the risk factor on page
10 that Messrs. Simanson and Mr. David Zalman will be personally liable under "certain circumstances" to ensure that the proceeds in the trust fund are not reduced by the claims of various vendors or service providers that are owed money by the company for services rendered or products sold to the company, provided, however, such personal liability shall not apply to the payment of debts and obligations to a prospective target business if a business combination is not consummated with such prospective target business, or for claims from any other entity other than vendors. In the prospectus, please describe the "certain circumstances." Also include, in the prospectus, a discussion of the possible third party claims, e.g., describe the vendors and service providers that could bring claims along with the types of claims and describe which types of claims Messrs. Simanson and Zalman would be personally liable. In addition, please describe the claims that could be brought by a prospective target business in the event a business combination is not consummated. It may be helpful to revise your risk factors to clearly describe the potential risk that a portion of the funds held in trust could be subject to third party claims.
3. We note the disclosure throughout your registration statement that in the event of liquidation, all holders of common stock sold in this offering will be entitled to receive their portion of the amount held in trust ($7.52 per unit). Please expand and clarify why you believe it is appropriate to disclose such amount in light of the lack of full indemnification obligations by Messrs. Simanson and Zalman and the potential effect of Section 281(b) of Delaware General Corporation Law.
Summary
4. We note the disclosure on page 31 that "[o]ur search for a target company will be limited to the United States with a primary focus on the Mid-Atlantic region." Please revise the summary to include disclosure regarding the focus on the Mid-Atlantic region.


Risk Factors, page 9
5. In the risk factor on page 10, under the subheading "If third parties bring claims against us ...," we note the statement that "[i]f we are unable to complete a business combination and are forced to liquidate, Mr. Siamanson, our president, and Mr. David Zalman, a stockholder, will be personally liable under certain circumstances to ensure that the proceeds in the trust fund are not reduced by the claims of various vendors or service providers that are owed money by us for services rendered or products sold to us." Please reconcile this statement with other disclosure in the risk factor that "they will not be personally liable to pay debts and obligations to prospective target businesses if a business combination in not consummated with such prospective target businesses, or for claims from any other entity other than vendors covered by our agreement with Mr. Simanson and Mr. Zalman." It is unclear from the agreement which claims from vendors or service providers Messrs. Simanson and
Zalman would be personally liable and, thus, the disclosure in the risk factor is confusing that Messrs. Simanson and Zalman will ensure that the proceeds in the trust fund are not reduced by claims of various vendors or service providers. Please revise accordingly.

Management, page 50
6. We note your response to our prior comment 5 that "[a]s disclosed in Mr. Walz`s biographical information on page 51, Mr. Walz left the employ of ABN AMBRO in January 2006." We were unable to find this disclosure in the prospectus. Please revise the management section to include the dates of employment.

Note 3, Proposed Public Offering, page F-9
7. Refer to comment 7 of our previous letter. Your disclosure on page F-10 refers to the "average volatility of such index."
Please
clarify whether the estimated volatility of 24% was calculated from the average volatilities of the similar public companies as discussed in paragraph A22 of SFAS 123R, or whether the sum of the stock prices of the representative companies was used to create an index to calculate volatility. Also, explain why you used the "latest fiscal year`s volatility" rather than calculating volatility for the representative companies using the five-year period through the balance sheet date or other date, to the extent of the companies` operating histories. Please tell us the reasons that companies with market capitalizations up to $250 million are believed to be representative and explain why you believe weighting your calculation in favor of the larger companies provides a better estimate of your expected volatility than a simple average. Also, tell us whether you calculated volatility using daily historical prices or some other interval. Please provide us with a schedule listing each representative company, their market capitalization, their volatility, and the term and interval of the volatility. Please expand the discussion of the option in MD&A to disclose your basis for the estimate of expected volatility.

      * * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Maureen Bauer at (202) 551-3237 or Terence O`Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas
Kluck at (202) 551-3233 or Mike Karney, who supervised the review of your filing, at (202) 551-3847 with any other questions.

      Sincerely,



      John Reynolds
      Assistant Director


cc:	Kathleen Cerveny, Esq.
	Fax: (202) 452-0930
Gary Simanson
Community Bankers Acquisition Corp.
May 9, 2006
Page 1